Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in thousands of US Dollars, except per share amounts)

		Three Months Ended March 31
	Notes	2019	2018
REVENUE
Petroleum and natural gas sales, net of royalties	18	$37,352	$24,715
Finance revenue		183	93
		37,535	24,808

EXPENSES
Production and operating		11,533	10,641
Selling costs		475	46
General and administrative		4,867	3,996
Foreign exchange gain		(87)	(3)
Finance costs	5	1,141	1,348
Depletion, depreciation and amortization	9	8,766	6,848
Asset retirement obligation accretion	10	56	67
Loss on financial instruments	4	4,996	6,164
Impairment loss	8	8,391	—
Gain on disposition of assets		—	(198)
		40,138	28,909

Net loss before income taxes		(2,603)	(4,101)

Income tax expense – current		6,203	6,019
NET LOSS FOR THE PERIOD		$(8,806)	$(10,120)

OTHER COMPREHENSIVE LOSS
Currency translation adjustments		541	(1,004)
COMPREHENSIVE LOSS FOR THE PERIOD		$(8,265)	$(11,124)

Net loss per share	16
Basic		$(0.12)	$(0.14)
Diluted		$(0.12)	$(0.14)
See accompanying notes to the Condensed Consolidated Interim Financial Statements

Q1-2019	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of US Dollars)

		As at	As at
	Notes	March 31, 2019	December 31, 2018
ASSETS
Current
Cash and cash equivalents	6	$24,735	$51,705
Accounts receivable	4	34,363	12,014
Derivative commodity contracts	4	—	1,198
Prepaids and other		3,402	5,385
Product inventory	7	10,715	8,692
		73,215	78,994
Non-Current
Derivative commodity contracts	4	—	171
Intangible exploration and evaluation assets	8	23,729	36,266
Property and equipment
Petroleum and natural gas assets	9	201,930	195,263
Other assets	9	4,716	3,079
Deferred taxes		4,523	4,523
		$308,113	$318,296

LIABILITIES
Current
Accounts payable and accrued liabilities		$25,701	$28,007
Derivative commodity contracts	4	2,244	—
Current portion of lease obligations	11	1,670	—
		29,615	28,007
Non-Current
Derivative commodity contracts	4	1,161	—
Long-term debt	12	47,687	52,355
Asset retirement obligation	10	12,711	12,113
Other long-term liabilities		857	1,007
Lease obligations	11	1,379	—
Deferred taxes		4,523	4,523
		97,933	98,005

SHAREHOLDERS’ EQUITY
Share capital	14	152,805	152,084
Accumulated other comprehensive Loss		(398)	(939)
Contributed surplus		24,167	24,195
Retained earnings		33,606	44,951
		210,180	220,291
		$308,113	$318,296
Commitments and Contingencies (Note 13)
See accompanying notes to the Condensed Consolidated Interim Financial Statements
Approved on behalf of the Board:
Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

2	Q1-2019

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended March 31
	Notes	2019	2018

Share Capital
Balance, beginning of period	14	$152,084	$152,084
Stock options exercised	15	547	—
Transfer from contributed surplus on exercise of options	15	174	—
Balance, end of period		$152,805	$152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		$(939)	$2,793
Currency translation adjustment		541	(1,004)
Balance, end of period		$(398)	$1,789

Contributed Surplus
Balance, beginning of period		24,195	23,329
Share-based compensation expense	15	146	142
Transfer to share capital on exercise of options	15	(174)	—
Balance, end of period		$24,167	$23,471

Retained Earnings
Balance, beginning of period		$44,951	$31,801
Net loss		(8,806)	(10,120)
Dividends	17	(2,539)	—
Balance, end of period		$33,606	$21,681
See accompanying notes to the Condensed Consolidated Interim Financial Statements

Q1-2019	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended March 31
	Notes	2019	2018
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss		$(8,806)	$(10,120)
Adjustments for:
Depletion, depreciation and amortization	9	8,766	6,848
Asset retirement obligation accretion	10	56	67
Deferred lease inducement		—	(23)
Impairment loss		8,391	—
Share-based compensation	15	915	267
Finance costs	5	1,141	1,348
Unrealized loss on financial instruments	4	4,774	6,046
Unrealized gain on foreign currency translation		(52)	(15)
Gain on asset dispositions		—	(198)
Asset retirement obligations settled	10	(30)	(297)
Changes in non-cash working capital	19	(28,226)	(11,078)
Net cash used in operating activities		(13,071)	(7,155)

INVESTING
Additions to intangible exploration and evaluation assets	8	—	(908)
Additions to petroleum and natural gas assets	9	(8,547)	(3,589)
Additions to other assets	9	—	(138)
Proceeds from asset dispositions		—	198
Changes in non-cash working capital	19	533	(794)
Net cash used in investing activities		(8,014)	(5,231)

FINANCING
Issue of common shares for cash	14	547	—
Interest paid	5	(995)	(1,248)
Increase in long-term debt	12	121	141
Payments on lease obligations		(399)	—
Repayments of long-term debt	12	(5,000)	(2,797)
Changes in non-cash working capital	19	(200)	—
Net cash used in financing activities		(5,926)	(3,904)
Currency translation differences relating to cash and cash equivalents		41	(75)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(26,970)	(16,365)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		51,705	47,449
CASH AND CASH EQUIVALENTS, END OF PERIOD		$24,735	$31,084
See accompanying notes to the Condensed Consolidated Interim Financial Statements

4	Q1-2019

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three month periods ended March 31, 2019 and 2018

(Unaudited - Expressed in US Dollars)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2018, except for the adoption of a new accounting standard discussed in Note 3.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 9, 2019.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2018 audited Consolidated Financial Statements.

3. CHANGES IN ACCOUNTING POLICIES

New accounting standards

IFRS 16 "Leases"

In January 2016, the IASB issued IFRS 16 which replaced IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. IFRS 16 requires the recognition of a right-of-use (“ROU”) asset and lease liability on the balance sheet for most leases where the entity is acting as a lessee, as opposed to the dual classification model (operating and capital leases) under IAS 17. Lessors still apply the dual classification model to their recognized leases.

TransGlobe adopted IFRS 16 as of January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as the cumulative effect is recognized as an adjustment to opening retained earnings and the Company applies the standard prospectively. There was no effect on the Company's retained earnings or prior period amounts as a result of adopting this standard. The cumulative effect of initially applying the standard was recognized as a $3.4 million increase to ROU assets (included in Property and equipment - "Petroleum and natural gas assets" and "Other assets") with a corresponding increase recorded in "Lease obligations". The ROU assets recognized were measured at amounts equal to the lease obligations. The weighted average incremental borrowing rate used to determine the lease obligation at adoption was approximately 9.9%. The assets and lease obligations recognized largely relate to the Company's head office lease in Calgary and drilling rigs in Egypt.

TransGlobe applied the following expedients in adopting IFRS 16:

•	Certain short-term leases and leases of low value assets identified at January 1, 2019 were not recognized on the balance sheet.

•	At January 1, 2019, TransGlobe recognized the lease payments due within one year as current lease obligations, and those payments outside of one year as non-current lease obligations.

•	At initial measurement, a single discount rate was applied to leases with similar characteristics.

As a result of this adoption, TransGlobe has revised the description of its accounting policy for leases as follows:

Leases

A contract is, or contains, a lease if the contract provides the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation is recognized at the commencement of the lease term measured as the present value of the lease payments not already paid at that date. Interest expense is recognized on the lease obligations using the effective interest rate method and net payments are applied against the lease obligation. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term.

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

Q1-2019	5

•
Incremental borrowing rate: The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying amount of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and lease term.

•	Lease term: Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its derivative commodity contracts as financial liabilities at fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2019		December 31, 2018
	Carrying	Fair	Carrying	Fair
Classification ($000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	24,735	24,735	53,074	53,074
Financial assets at amortized cost	34,363	34,363	12,014	12,014
Financial liabilities at fair value through profit or loss	3,405	3,405	—	—
Financial liabilities at amortized cost	73,388	74,164	80,362	81,228

Assets and liabilities as at March 31, 2019 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents, and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 12), TransGlobe has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TransGlobe's entitlement production. The pricing of the crude oil sales will be based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at March 31, 2019, the fair values of which have been presented on the Condensed Consolidated Balance Sheet:

Financial Brent Crude Oil Contracts
Period Hedged	Contract	Remaining Volume bbl	Monthly Volume bbl	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jan 2020 - Jun 2020	3-Way Collar	300,000	50,000	54.00	70.00	46.50
Apr 2019 - Dec 2019	3-Way Collar	148,500	16,500	53.00	62.10	46.00
Apr 2019 - Dec 2019	3-Way Collar	149,998.5	16,666.5	54.00	61.35	46.00
Apr 2019 - Dec 2019	Bear Put Spread	148,500	16,500	53.00	—	46.00
Apr 2019 - Dec 2019	Bear Put Spread	149,998.5	16,666.5	54.00	—	46.00

Q1-2019	6

The gains and losses on financial instruments for the three months ended March 31, 2019 and 2018 comprised the following:

	Three Months Ended March 31
($000s)	2019	2018
Realized derivative loss on commodity contracts settled during the period	$222	$118
Unrealized derivative loss on commodity contracts outstanding at period end	4,774	6,046
	$4,996	$6,164

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)
Trade receivables	March 31, 2019	December 31, 2018
Neither impaired nor past due	$30,978	$5,540

Not impaired and past due in the following period:
Within 30 days	112	829
31-60 days	18	212
61-90 days	55	102
Over 90 days	3,200	5,331
	$34,363	$12,014

The Company sold one crude cargo during the three months ended March 31, 2019 for net proceeds of $25.4 million (fully collected in April 2019). Depending on the Company's assessment of the credit of crude cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. The Company collected $5.3 million of accounts receivable from EGPC during the first three months of 2019. As at March 31, 2019, $2.4 million (December 31, 2018 - $7.2 million) of the total accounts receivable balance of $34.4 million (December 31, 2018 - $12.0 million) is due from EGPC.

5. FINANCE COSTS

Finance costs recognized in net loss were as follows:

	Three Months Ended March 31
($000s)	2019	2018
Interest on long-term debt	$883	$1,140
Interest on borrowing base facility	108	110
Amortization of deferred financing costs	90	98
Interest on lease obligations	60	—
Finance costs	$1,141	$1,348
Interest paid	$(995)	$(1,248)

6. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	March 31, 2019	December 31, 2018
Cash	$8,235	$33,893
Cash equivalents	16,500	17,812
	$24,735	$51,705

As at March 31, 2019, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Q1-2019	7

7. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. Amounts are initially capitalized and expensed when sold.

As at March 31, 2019, the Company held 647.0 mbbls of entitlement oil in inventory valued at approximately $16.56 per barrel (December 31, 2018 - 568.1 mbbls valued at approximately $15.30 per barrel). During Q1-2019, $2.0 million was capitalized (Q1-2018 - $3.7 million) to reflect the cost of crude oil inventoried during the period.

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance at December 31, 2018	$36,266
Impairment loss	(8,391)
Transfer of materials	(4,146)
Balance at March 31, 2019	$23,729

Subsequent to the quarter, the Company was unsuccessful in its attempts to secure military approval to access its desired drilling location in South Alamein. Based on the 2017 well results in the Boraq area, the limited commerciality of the original Boraq 2 discovery (2009) and continued access restrictions in the eastern area of the concession, the Company is exploring a variety of extension options with EGPC including partial, or possibly complete, relinquishment of the concession. In light of the high risk nature of the upside potential of the remaining concession area and restricted access issues, the Company fully impaired the remaining carrying value of the South Alamein intangible assets ($8.4 million) in Q1-2019. The Company will continue to negotiate access to the western portion of this concession. As at March 31, 2019, the recoverable amount of the South Alamein cash-generating unit is $nil.

The ending balance of intangible exploration and evaluation assets as at March 31, 2019 includes $nil in South Alamein (December 31, 2018 - $12.5 million), $23.2 million in South Ghazalat (December 31, 2018 - $23.2 million), and $0.5 million in Canada (December 31, 2018 - $0.5 million).

9. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)
Cost	PNG Assets	Other Assets	Total
Balance at December 31, 2018	$679,905	$16,111	$696,016
Increase in right-of-use assets (Note 3)	1,307	2,082	3,389
Additions	8,547	—	8,547
Transfer of materials	4,146	—	4,146
Changes in estimate for asset retirement obligations	392	—	392
Balance at March 31, 2019	$694,297	$18,193	$712,490
Accumulated depletion, depreciation, amortization and impairment losses
Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2018	$483,272	$13,032	$496,304
Depletion, depreciation and amortization for the period[1]	8,853	445	9,298
Balance at March 31, 2019	$492,125	$13,477	$505,602
[1] Depletion, depreciation and amortization for the period includes amounts capitalized to product inventory for barrels produced but not sold in the period.

Foreign exchange
Balance at December 31, 2018	$(1,370)	$—	$(1,370)
Currency translation adjustments	$1,128	$—	$1,128
Balance at March 31, 2019	$(242)	$—	$(242)

Net book value
At December 31, 2018	$195,263	$3,079	$198,342
At March 31, 2019	$201,930	$4,716	$206,646

The following table discloses the carrying amount and depreciation charge for right-of-use assets by class of underlying asset as at and for the three months ended March 31, 2019:

($000s)	PNG Assets	Other Assets	Total
Depreciation	224	213	437
Net Book Value at March 31, 2019	1,083	1,869	2,952

Q1-2019	8

10. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe's asset retirement obligation:

($000s)
Balance at December 31, 2018	$12,113
Changes in estimates for asset retirement obligations and additional obligations recognized	392
Obligations settled	(30)
Asset retirement obligation accretion	56
Effect of movements in foreign exchange rates	180
Balance at March 31, 2019	$12,711

TransGlobe has estimated the net present value of its asset retirement obligation to be $12.7 million as at March 31, 2019 (December 31, 2018 - $12.1 million) based on a total undiscounted future liability of $16.9 million (December 31, 2018 - $17.5 million). These payments are expected to be made between 2020 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 1.52% and 1.90% (December 31, 2018 - 1.86% and 2.18%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum (December 31, 2018 - 2%).

11. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	At March 31, 2019
Less than 1 year	$1,979
1 - 3 years	1,510
Total lease payments	3,489
Amounts representing interest	440
Present value of net lease payments	3,049
Current portion of lease obligations	1,670
Non-current portion of lease obligations	$1,379

During the three months ended March 31, 2019, the Company spent $0.1 million on interest expense and paid a total cash outflow of $0.4 million relating to lease obligations.

12. LONG-TERM DEBT

As at March 31, 2019, the significant interest-bearing loans and borrowings are comprised as follows:

($000s)	March 31, 2019	December 31, 2018
Prepayment agreement	$39,224	$44,134
Reserves-based lending facility[1]	8,463	8,221
Balance at March 31, 2019	$47,687	$52,355
1  As at March 31, 2019 and December 31, 2018, the Company had in place a revolving Canadian reserves-based lending facility totaling C$30.0 million ($22.4 million), of which C$11.3 million was drawn (December 31, 2018 - C$11.2 million).

The following table reconciles the changes in TransGlobe's long-term debt:

($000s)
Balance at December 31, 2018	$52,355
Draws on facility	121
Repayment of long-term debt	(5,000)
Amortization of deferred financing costs	90
Effect of movements in foreign exchange rates	121
Balance at March 31, 2019	$47,687

The Company's interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2019, the Company was in compliance with all debt covenants.

Based on the Company's current forecast of future production and prices the estimated future debt payments on long-term debt as of March 31, 2019 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2019	$—	$—	$—
2020	—	—	—
2021	39,224	8,463	47,687
	$39,224	$8,463	$47,687

Q1-2019	9

13. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period [1,2]
	Recognized
	in Financial	Contractual	Less than
	Statements	Cash Flows	1 year	1-3 years
Accounts payable and accrued liabilities	Yes - Liability	25,701	25,701	—
Other long-term liabilities	Yes - Liability	857	—	857
Financial derivative instruments	Yes - Liability	3,405	2,244	1,161
Equipment leases (short-term)[3]	No	1,128	1,128	—
Total		31,091	29,073	2,018
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at March 31, 2019 exchange rates.
[3] Equipment leases include one drilling rig contract.

Pursuant to the PSC of North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half year exploration period, which commenced on January 8, 2015. The Company requested and received a six month extension of the initial exploration period to January 7, 2019. The Company met its financial and operating commitments and based on well results did not elect to enter the second exploration phase. The concession was relinquished on January 7, 2019.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2019.

14. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Three Months Ended		Year Ended
	March 31, 2019		December 31, 2018
(000s)	Shares	Amount	Shares	Amount
Balance, beginning and end of period	72,206	$152,084	72,206	$152,084
Stock options exercised	337	547	—	—
Contributed surplus re-class on exercise	—	174	—	—
Balance, end of period	72,543	$152,805	72,206	$152,084

15. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three Months Ended		Year ended
	March 31, 2019		December 31, 2018
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	4,876	3.60	4,959	5.10
Granted	976	2.83	1,071	2.62
Exercised	(337)	2.18	—	—
Expired	(323)	4.99	(1,154)	9.13
Options outstanding, end of period	5,192	3.46	4,876	3.60
Options exercisable, end of period	2,699	4.26	2,766	4.52

10	Q1-2019

Compensation expense of $0.1 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss and Contributed Surplus during the three month period ended March 31, 2019 (March 31, 2018 - $0.1 million) for equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually in equal installments over a three-year period and expire five years after the grant date. During the three month period ended March 31, 2019 employees exercised 337 thousand stock options (2018 - nil). The fair value related to these options was $0.5 million at the time of grant and has been transferred from contributed surplus to share capital. As at March 31, 2019 and December 31, 2018, the entire balance in contributed surplus related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit (RSU), performance share unit (PSU) and deferred share unit (DSU) plans

The number of RSUs, PSUs and DSUs outstanding as at March 31, 2019 are as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s)	Units	Units	Units
Units outstanding, beginning of period	864	1,683	828
Granted	335	520	—
Vested / released	(28)	(154)	(231)
Forfeited	(19)	—	—
Expired	(15)	—	—
Units outstanding, end of period	1,137	2,049	597

During the three month period ended March 31, 2019, compensation expense of $0.8 million (March 31, 2018 - $0.1 million) was recorded in general and administrative expenses in net loss for share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized in the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in net loss.

16. PER SHARE AMOUNTS

The basic weighted-average number of common shares outstanding for the three months ended March 31, 2019 was 72,426,839 (March 31, 2018 - 72,205,369). The diluted weighted-average number of common shares outstanding for the three months ended March 31, 2019 was 72,693,773 (March 31, 2018 - 72,205,369). These outstanding share amounts were used to calculate net loss per share in the respective periods.

In determining diluted net loss per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended March 31, 2019, the Company excluded 3,364,284 stock options (March 31, 2018 – 3,804,553) as their exercise price was greater than the average common share market price in the period.

17. DIVIDENDS

The Company declared a dividend of $0.035 per share paid on April 18, 2019 to shareholders of record on March 29, 2019.

18. SEGMENTED INFORMATION

The Company has two reportable operating segments for the three months ended March 31, 2019 and 2018: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

Q1-2019	11

	Egypt		Canada		Corporate		Total
	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	March 31		March 31		March 31		March 31
($000s)	2019	2018	2019	2018	2019	2018	2019	2018
Revenue
Oil sales	$62,980	$46,302	$3,905	$3,472	$—	$—	$66,885	$49,774
Natural gas sales	—	—	987	947	—	—	987	947
Natural gas liquids sales	—	—	1,345	2,230	—	—	1,345	2,230
Less: Royalties	(30,987)	(26,971)	(878)	(1,265)	—	—	(31,865)	(28,236)
Petroleum and natural gas sales, net of royalties	31,993	19,331	5,359	5,384	—	—	37,352	24,715
Finance revenue	25	23	—	—	158	70	183	93
Total segmented revenue	32,018	19,354	5,359	5,384	158	70	37,535	24,808

Segmented expenses
Production and operating	9,771	8,462	1,762	2,179	—	—	11,533	10,641
Selling costs	475	46	—	—	—	—	475	46
General and administrative	1,597	1,281	210	300	3,060	2,415	4,867	3,996
Foreign exchange (gain) loss	—	—	—	—	(87)	(3)	(87)	(3)
Finance costs	1,019	1,223	115	125	7	—	1,141	1,348
Depletion, depreciation and amortization	6,659	4,544	1,908	2,226	199	78	8,766	6,848
Asset retirement obligation accretion	—	—	56	67	—	—	56	67
Loss on financial instruments	4,996	5,909	—	255	—	—	4,996	6,164
Impairment loss	8,391	—	—	—	—	—	8,391	—
Gain on disposition of assets	—	—	—	(198)	—	—	—	(198)
Income tax expense	6,203	6,019	—	—	—	—	6,203	6,019
Segmented net earnings (loss)	$(7,093)	$(8,130)	$1,308	$430	$(3,021)	$(2,420)	$(8,806)	$(10,120)

Capital expenditures
Exploration and development	$7,972	$4,352	$575	$275	$—	$—	$8,547	$4,627
Corporate	—	—	—	—	—	8	—	8
Total capital expenditures	$7,972	$4,352	$575	$275	$—	$8	$8,547	$4,635

The carrying amounts of reportable segment assets and liabilities are as follows:

	At March 31, 2019			At December 31, 2018
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	$29,935	$3,975	$33,910	$9,031	$2,525	$11,556
Derivative commodity contracts	—	—	—	1,369	—	1,369
Intangible exploration and evaluation assets	23,198	531	23,729	35,735	531	36,266
Property and equipment
Petroleum and natural gas assets	129,012	72,918	201,930	123,043	72,220	195,263
Other assets	2,961	18	2,979	2,222	22	2,244
Other	32,250	875	33,125	58,518	1,296	59,814
Deferred taxes	4,523	—	4,523	4,523	—	4,523
Segmented assets	221,879	78,317	300,196	234,441	76,594	311,035
Non-segmented assets			7,917			7,261
Total assets			$308,113			$318,296

Liabilities
Accounts payable and accrued liabilities	$15,494	$2,424	$17,918	$13,407	$8,010	$21,417
Derivative commodity contracts	3,405	—	3,405	—	—	—
Long-term debt	39,224	8,463	47,687	44,134	8,221	52,355
Asset retirement obligation	—	12,711	12,711	—	12,113	12,113
Lease obligations	639	453	1,092	—	—	—
Deferred taxes	4,523	—	4,523	4,523	—	4,523
Segmented liabilities	63,285	24,051	87,336	62,064	28,344	90,408
Non-segmented liabilities			10,597			7,597
Total liabilities			$97,933			$98,005

12	Q1-2019

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended March 31
($000s)	2019	2018
Operating Activities
(Increase) decrease in current assets:
Accounts receivable	$(22,349)	$(5,161)
Prepaids and other	1,738	2,149
Product inventory	(1,491)	(2,398)
(Decrease) increase in current liabilities:
Accounts payable and accrued liabilities	(6,174)	(5,668)
Other long-term liabilities	50	—
	$(28,226)	$(11,078)

Investing Activities
Increase in current assets:
Prepaids and other	$(29)	$(3)
Increase in current liabilities:
Accounts payable and accrued liabilities	562	(791)
	$533	$(794)

Financing Activities
Decrease in current liabilities:
Other long-term liabilities	$(200)	$—
	$(200)	$—

Q1-2019	13